January 2, 2018

Via: First Class Mail and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Ruairi Regan

Re:	Golden Queen Mining Co. Ltd.
Registration Statement on Form S-3
Filed December 8, 2017
File No. 333-221969

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 29, 2017 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (File No. 333-221969) (the “Registration Statement”) filed by Golden Queen Mining Co. Ltd. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.

In review of the Staff’s comments and based on the responses provided below, the Company does not believe that any of the responses require an amendment to the Registration Statement as filed on December 8, 2017.

Our responses are as follows:

General

Comment No. 1

1.	If you are relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the informational requirements to rights holders required by General Instruction I.B.4 (b) and (c).

Company Response

The rights were distributed on a pro-rata basis to all holders of the Company’s common shares of record at the close of business (Toronto time) on December 1, 2017 (the “Rights Record Date”) (such holders of rights as of December 1, 2017, the “Rights Record Holders”). Since the Rights Record Date, the rights have been and will remain non-transferrable until the Registration Statement covering the exercise of the rights and the issuance of the common shares upon such exercise becomes effective. Therefore, from the time of distribution of the rights to the Rights Record Holders on the Rights Record Date until the filing of the Registration Statement on December 8, 2017, there were no changes in the Rights Record Holders.

Securities and Exchange Commission

January 2, 2018

The Company notes that the information required by General Instruction I.B.4. (b) and (c) was contained in the Annual Report to Shareholders and Proxy Statement prepared for the Company’s 2017 Annual General Meeting of Shareholders held on May 8, 2017 and was previously mailed on or about April 7, 2017 to all holders of record of the Company’s common shares as of the record date for the Annual General Meeting of March 29, 2017.

Between the record date for the Annual General Meeting on March 29, 2017 and the Rights Record Date, there were no changes to the registered holders of the Company’s common shares. Therefore, the information required by General Instruction I.B.4. (b) and (c) was previously provided in the 12 months preceding the filing of the Registration Statement to all registered holders of the common shares which received rights.

Despite this, to ensure that all Rights Record Holders (registered holders and despository participants) were distributed the information required by General Instruction I.B.4. (b) and (c), on December 6, 2017, the Company mailed the information required by General Instruction I.B.4. (b) and (c) to all Rights Record Holders (registered holders and despository participants) as of the Rights Record Date.

Comment No. 2

2.	Please tell us whether you are intending to register the offer and sale of common shares to the Standby Purchasers pursuant to the standby guarantee agreement dated November 10, 2017. We may have further comment.

Company Response

The Company does not intend to register the offer and sale of the common shares under the standby guarantee agreement prior to the sale of such common shares under the agreement, if and when such sale occurs. The offer made to the Standby Purchasers under the standby guarantee agreement was made to such purchasers on a private offering basis prior to the announcement of the rights offering of the Company and prior to the distribution of the rights. It is a separate offering of common shares solely to the Standby Purchasers with the number of shares being offered under the standby guarantee agreement being determined by the number of shares offered and purchased in the Company’s concurrent rights offering. If there is any purchase of common shares by the Standby Purchasers under the standby guarantee agreement, the Company anticipates that such offer and sale will be completed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D thereunder, based, in part, on the representations of the Standby Purchasers made to the Company in the standby guarantee agreement, including that (i) such purchasers are “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act, (ii) such purchasers acknowledge that the common shares being purchased under the standby guarantee agreement have not been registered under the Securities Act and will be issued as “restricted securities” within the meaning of Rule 144 under the Securities Act and (iii) such purchasers are not purchasing such securities as a result of any “general solicitation” or “general advertising” (as such terms are defined in Regulation D under the Securities Act).

The Company has agreed to include any common shares issued pursuant to the standby guarantee agreement in the Company’s registration rights agreement with the Standby Purchasers and pursuant to that agreement, the Company may be required to register with the Commission under the Securities Act such common shares for resale by the Standby Purchasers at a future undetermined date.

Securities and Exchange Commission

January 2, 2018

Comment No. 3

3.	On page 24 you state that the rights will be “fully transferable, exchangable and exercisable.” Please provide us with your analysis in this regard for rights held by standby purchasers.

Company Response

The statement on page 24 is a general statement on the transferability of the rights following the effectiveness of the Registration Statement. The full disclosure on the sale and transfer of rights occurs under the heading “Sale and Transfer of Rights” on page 31 of the Registration Statement.

The Company intends that the rights held by the Standby Purchasers, whether acquired through the pro rata distribution to all holders of the Company’s common shares or later acquired in the open market, would be exercisable under the Securities Act pursuant to the Registration Statement. The Company does not see any legal restriction under the Securities Act for the Standby Purchasers exercising rights where the issuance of the common shares upon such exercise has been registered under the Securities Act. Resale of such common shares by the Standby Purchasers, which are affiliates of the Company, would be restricted pursuant to Rule 144 under the Securities Act unless otherwise registered for resale under the Securities Act.

In relation to the sale, transfer or exchange of rights by the Standby Purchasers, as disclosed on page 31 of the Registration Statement under the heading “Sale and Transfer of Rights”, affiliates of the Company under the meaning of Rule 144 under the Securities Act will be restricted to selling and transferring their rights in accordance with the requirements of Rule 144 under the Securities Act and, to the extent applicable, Section 16 of the United States Securities Exchange Act of 1934, as amended. Since the Standby Purchasers are affiliates of the Company and given the required holding period under Rule 144, the Company does not believe that the Standby Purchasers will be able to sell or transfer their rights prior the expiration of the rights offering period.

If you should have any questions regarding the Registration Statement or our response letter, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Kenneth G. Sam at 303-629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ Guy Le Bel

Guy Le Bel
Chief Financial Officer